Exhibit 99.1

The bigger picture

Reuters Annual Review 2003

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Financial highlights

Reuters Group

	2003	2002		%
	£m	£m		Change

Revenue	3,197	3,575		(11%	)
Operating profit/(loss)	126	(144)		–
Profit/(loss) before tax	49	(493)		–
Profit/(loss) after tax	27	(516)		–
Return on equity	13.3%	(58.4%	)	–
Net debt	(77)	(66)		17%

Basic earnings/(loss) per ordinary share	3.1p	(29.0p	)	–
Diluted earnings/(loss) per share	3.0p	(29.0p	)	–
Earnings/(loss) per ADS[1,2]	32.9c	(309.4c	)	–
Dividends per ordinary share	10.0p	10.0p		–
Dividends per ADS[2] (see page 28)	60.0p	60.0p		–

[1] Each American Depositary Share represents six ordinary shares.
2 A nominal exchange rate of US$1.78= £1 has been used for convenience.

As used in this annual review, ‘Reuters Group’ and ‘Group’ refer to Reuters Group PLC and its subsidiaries including Instinet Group Incorporated (Instinet Group) and associates and joint ventures. The ‘company’ refers to the parent Reuters Group PLC. ‘Reuters’ refers to Reuters Group excluding Instinet Group.

Five year summary

Contents
1	From the Chairman
2	Reuters at a glance
3	Chief Executive’s review
4	Customer segments
5	More than a theory –
outcomes of Fast Forward
14	Business review
16	Governance and
corporate responsibility
20	Summary operating
and financial review
22	Summary remuneration report
25	Summary financial statement
28	Information for shareholders
Forward-looking statements

ibc	Financial diary for 2004
Where to find us

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From the Chairman

This is my 19th and last annual Chairman’s statement. Some perspective is in order.

First, and most important, I am more confident now than I have ever been that Reuters strategy is matched by its ability to implement. The focusing and transforming process which Tom Glocer and his executive team are so ably managing is absolutely necessary to make Reuters properly competitive in its core business. This, in turn, is a prerequisite for expansion in the financial industry or, for that matter, outside of it. I stressed last year the Board’s belief in management’s performance. Since then a great deal more has been accomplished, as this annual review illustrates. Success with Fast Forward (see page 3) cannot be taken for granted. But the omens are good.

Throughout my time as Chairman two related factors have profoundly affected Reuters strategy and its implementation: Reuters long history as a news agency, prior to its explosive growth in the finance industry; and the Reuters Trust Principles.

The management skills and experience required to run a leading news agency can be characterised as deep but narrow. Nevertheless, the native Reuters management rose exceptionally well to the challenge of rapidly expanding the business to meet the demand generated in the financial markets by the pioneering Reuters electronic network. As a result, profits in the 1980s increased nearly a hundredfold. The 1990s, however, confronted Reuters management with two even more difficult challenges: first, managing and disciplining an organisation far larger than in 1979 and one flushed with success; and, secondly, sustaining Reuters growth as its original competitive edge diminished.

The 1990s were therefore a decade of experiment, learning and adjustment. Forward momentum was maintained but with increasing difficulty in Reuters core business. The Board and executive wrestled with new and large problems in managing the complexity of the business and in responding to competition, to the coming of the internet, and to big changes in the financial industry. Mistakes were made but good things also occurred: Reuters was never seduced by the mirage of ‘the transforming acquisition’; substantial surplus cash was returned to shareholders; and, most important of all, learning from experience continued and led ultimately to the leadership and strategy now in place.

The Reuters Trust Principles, first articulated in 1941 to describe Reuters purpose, stand for objectivity and independence in reporting facts and events. They have remained pervasive in the business ever since, notwithstanding its great expansion in the financial industry. They have been a force for growing Reuters organically and have caused us to be wary of forward integration in the media world, seeing this as a temptation to move from being the servant of truth to being its master. We do acknowledge, however, that mastery does not necessarily mean manipulation; and that opinion can be unbiased. The Reuters Trust Principles will not deter evolution of Reuters strategy but objectivity and independence in reporting and communication will remain paramount.

I warmly welcome my successor, Niall FitzGerald, who brings great international perspective and commercial experience, and I thank all my Board colleagues over the years for their unfailing support, especially John Craven for his valuable assistance in the task of leading the Board. I also gratefully acknowledge on the Board’s behalf the patience, commitment and skill shown by all those working for the continuing health and development of Reuters, in which I have great confidence.

Sir Christopher Hogg
Chairman

Reuters Group PLC Annual Review 2003 1

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Reuters at a glance

We provide indispensable information for professionals in the financial services, media and corporate markets.

Our information is trusted and drives decision-making across the globe.

Our reputation is based on speed, accuracy and freedom from bias.

2 Reuters Group PLC Annual Review 2003

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Chief Executive’s review

I shall remember 2003 as the year in which our Fast Forward transformation programme was launched and we began to see the first signs of its benefits in our product line, customer service and cost base.

Chris Hogg, in his last Chairman’s statement, has stated his confidence in our future and the importance of the Reuters Trust Principles in shaping our history. Were he a less modest man he would have allowed me to pay him the tribute he deserves in these pages.

My challenge remains how to transform Reuters, not only our cost base and products, but also our culture, without damaging the core values which sustain us: the pursuit of truth, freedom from bias, objectivity and global perspective. In 2003 I began to see the evidence that this was indeed possible.

In terms of financial results, we returned the Group to profit, while exceeding our Fast Forward savings targets and improving the operating margin

(pre-restructuring) of the core Reuters business. The dividend, which at the beginning of the year many feared could not be maintained, was covered by Reuters earnings and operating cash flow.

In the product line, we fulfilled an interim Fast Forward goal of taking the number of information products down from a confusing 1,300 to 550 and we introduced a host of new products to enthusiastic market reception. New versions of 3000 Xtra and BridgeStation convinced customers that we have a strong premium tier offer, and we sold 18,000 new units of 3000 Xtra. In the mid tier, we introduced the easy-to-use Reuters Trader and Reuters Knowledge and integrated the targeted products we obtained in the Multex acquisition. Finally, we made great strides in our Enterprise business by establishing the role of Reuters Market Data System as the market standard in trading room systems and achieving strong growth in our risk management and enterprise information products.

2003 was also the year in which we reversed a trend of recent years and significantly improved Reuters customer service, as borne out by objective client feedback through our customer satisfaction index. This is one facet of culture change at Reuters which I will pursue without apology.

As part of the Fast Forward drive to simplify and streamline Reuters business, we made considerable progress in the portfolio, selling or closing 17 non-strategic units in 2003, 73 since the beginning of 2002, and concentrating our efforts on our four principal holdings: Factiva, Instinet Group, Radianz and TIBCO Software Inc. (TSI). In February 2004 we completed the sale of the majority of our interest in TSI, realising US$563 million (£311 million) in net proceeds which we applied to strengthen the Reuters balance sheet. We continue to work closely with the remaining large units to build their value, achieve operating synergies with the rest of the Group and ultimately crystallise value for Reuters shareholders.
(continued on next page)

Fast Forward
–	Make our information indispensable
–	Move to a new business architecture
–	Simplify and segment our product line
–	Focus our solutions business
–	Reduce and reshape our cost base
–	Reinvigorate culture and behaviour

Reuters Group PLC Annual Review 2003 3

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Chief Executive’s review continued

Despite my positive sense of achievement for the work done in 2003, I have two great regrets. We lost Mazen Dana and Taras Protsyuk, two brave Reuters cameramen, at the hands of US forces in Iraq. While these deaths may be attributed to the ‘fog of war’, I still regret that, despite much trying, I have been unable to do more to protect Reuters and other journalists in war zones.

This unfinished business tempers my sense of accomplishment for 2003 and also puts it in perspective.

Tom Glocer
Chief Executive

We have refined our customer segments so they more
closely match the communities they serve.

Institutional
Sales & Trading
The sales and trading community is our largest market. It is the core of our business and covers all financial asset classes. We provide products for customers who deal in the foreign exchange, fixed income, equities, commodities and energy and related markets. We provide news and real-time data, prices, analytics and transaction services which allow users to communicate and trade. Our transaction services are ‘broker-neutral’, enabling buyers and sellers to achieve the best execution prices.

Main products
– Reuters 3000 Xtra
– Reuters BridgeStation
– Reuters Dealing 3000
– Reuters Trader

Asset Management & Research
In Asset Management & Research we serve all those carrying out company or financial research in banks, asset managers and corporates. Our Reuters Knowledge suite of products is designed for them. We also provide the news, historical data and analytics to help portfolio managers make investment decisions and create portfolios. We have integrated BarraOne™ portfolio risk analysis into 3000 Xtra and BridgeStation to provide additional value to portfolio managers and analysts.

Main products
– Reuters 3000 Xtra
– Reuters BridgeStation
– Reuters Knowledge

Enterprise
Our Enterprise business targets the complete business organisation as a customer rather than the end-user. We provide systems which allow our customers to pump real-time market data and other information into their proprietary applications and around their organisations. We also provide applications which allow our customers to monitor and manage their risks.

Main products
– Reuters Market Data System
– DataScope (enterprise information)
– Kondor+ (risk management)
– Reuters Portfolio
   Management System
– Global Limits (credit management)

Media Our Media segment, including Reuters traditional wholesale agency business, serves the needs of the world’s newspapers, television and cable networks, radio stations, websites and consumers.

4 Reuters Group PLC Annual Review 2003

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More than a theory

We have completed the first year of our
three-year Fast Forward transformation
programme. We are working hard
to become more competitive, more
service-driven and more efficient
although we still have much to achieve.
In everything we do we strive to act
with responsibility.

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Kayakers leave the start line of the men's four 1,000 metre kayak flatwater race in Athens. 16 August 2003. Reuters/Yiorgos Karahalis.

GOAL #1: MORE COMPETITIVE

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We are developing a range of products better
suited to the needs of our customers. We are
improving content and giving customers the
tools they need to analyse it and the means to
communicate and trade. Our strategy is to provide
the right products at the right price to meet the
requirements of different users across an enterprise.
This helps our customers lower their information
and technology costs.

   Achievements
– Sold 18,000 accesses of flagship
   product 3000 Xtra in 2003, 7,000
   of which represented new business

– Launched new products: Reuters
   Trader for the European securities
   market and Reuters Knowledge
   for investment banking and
   research professionals

– Introduced Reuters Market Data
   System to help customers lower
   their systems costs

– Acquired Multex to add research
   and fundamental data content

– Completed exclusive deal with
   Barra to offer market-leading
   analytics

Product enhancement
We continue to make our flagship
product 3000 Xtra easier to use while
adding content and functionality.
New delivery options have enabled
smaller customers without
sophisticated market data systems
to take 3000 Xtra for the first time.
This has opened a new market for
us with 1,200 new positions sold
in the five months since launch.

Iraq news coverage
Our unrivalled multimedia news
coverage of the Iraq war won us
widespread recognition. With 150
editorial staff in the region, we
were able to give our readers and
viewers throughout the world
accurate, up-to-date and unbiased
reports of events on the ground –
around the clock. Since then we
have strengthened our presence
in Baghdad and opened a bureau
in Saudi Arabia.

“Our priority is to invest in profitable
products designed for specific
customer communities, built
with their input and competitively
priced. This targeted approach is
the key plank of our strategy for
growth. We believe the breadth
and flexibility of our product range
differentiates us strongly from
our competitors and gives us
an advantage.”
Jane Platt
Chief Operating Officer,
Customer Segments

Reuters Group PLC Annual Review 2003 7

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GOAL #2:
MORE SERVICE-DRIVEN

Sailors work in the rigging of the German three-mast skiff *Gorch Fock*. 28 June 2003. Reuters/Christian Charisius.

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Our customers are at the heart of our business. We are working with them to understand their needs and the way they work and make money. We are investing in better systems, processes and skilled people to improve service and to deliver better value for money.

Achievements

Reuters Knowledge
We partnered with customers when we developed Reuters Knowledge to ensure that it would meet their needs. Launched in 2003, the product is targeted at investment banking and research professionals. It provides global content but also helps users to streamline their work processes.

Customer support
In addition to investing in training and support staff, we are increasing the number of electronic customer self-help support channels.
We launched the Customer Zone on our corporate website, www.about.reuters.com. It delivers personalised content, provides online training and keeps customers abreast of the latest product developments.

“Customer satisfaction levels improved on a worldwide basis in 2003. We are working hard to make our products easier to use and providing more and better news and information.
To ensure that our customers derive maximum value from the products they use, we are very focused on enhancing the service we deliver to each end-user, face-to-face, on the telephone and online.”
Christopher Hagman
Managing Director,
Global Channels
–	Increased customer satisfaction levels

–	Hired 150 new staff in customer training and support

–	Deployed improved customer relationship management system to provide better service

–	Created alliances with MSN, AOL and Lotus, which will enable customers to connect through instant messaging to the broadest possible community

Reuters Group PLC Annual Review 2003 9

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GOAL #3:
MORE EFFICIENT

adidas
OMEGA

Russian and US relay teams race during the 4X100 metre freestyle final at the World Swimming Championships in Barcelona. 20 July 2003. Reuters/Albert Gea.

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We are making good progress in streamlining our operations and simplifying our product line. We remain ahead of our cost savings target. At the same time we are investing in skilled staff and new facilities in growing economies.

Achievements
–	Decreased Reuters operating cost base in 2003 by 11%

–	Removed a quarter of our legacy products from sale

–	Transferred our large-scale systems integration and customised development business to Accenture

London property portfolio
The majority of our London staff, currently located in 10 properties, will move to one building at Canary Wharf in 2005. The relocation to London’s new financial district will generate £5 million in annual cost savings and a cash benefit of £30 million. This follows the successful move in 2001 of our New York-based staff to a single building.

Building skills in growing economies
We tripled the number of staff at our development centre in Bangkok in 2003, enabling us to provide product support more cost effectively. We are establishing a new data production facility in Bangalore, India which is due to become operational in the course of 2004. Recruitment and training are now underway.

“We are developing a single global delivery platform to support Reuters next generation products. This will allow us to lower our operating costs, bring products to market more quickly and reduce the cost of product ownership for our customers. Reuters Knowledge was the first product to be built on the new technology and others will follow in 2004.”
Graham Albutt
President,
Business Programmes

Reuters Group PLC Annual Review 2003 11

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GOAL #4: ALWAYS RESPONSIBLE

A street child drinks water from a tap in New Delhi to quench his thirst. 4 June 2003. Reuters/Kamal Kishore.

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We strive always to remain true to the values of integrity, independence and freedom from bias encapsulated in Reuters Trust Principles. We are working at being increasingly efficient, successful and responsible in what we do and how we do it.

Achievements
–	Launched policy giving employees time for community activities

–	Established Reuters Corporate Responsibility Advisory Board as a forum for stakeholders to engage with us on corporate responsibility issues

–	Introduced ‘reverse mentoring’ in the US where senior managers partner with employees of diverse ethnic and religious backgrounds to gain insights into the issues they face

–	As one of a number of research activities undertaken under the aegis of Reuters Foundation, Reuters AlertNet, the Fritz Institute and Columbia University, New York collaborated on research to find ways of enabling the humanitarian sector to communicate its message

Global employees’ day
On 11 June 2003 we held an ‘employee day’ with events organised around the world for our employees to share ideas about the Fast Forward programme.
“I was greatly impressed by the buzz, the energy flowing, the goodwill and positive ‘can do’ attitude.” Marc Duale, Managing Director, Asia.

Providing environmental news
“If we are to achieve true sustainability, then we need access to high quality information about the daily impact that we have on the environment. In our opinion, Reuters is the only organisation covering environmental news on a truly global basis. Over the last eight years Reuters has been the exclusive provider of our World Environment News.” Jon Dee, Founder and Managing Director, Planet Ark.

“We are building on our existing programmes and developing initiatives within Reuters and with partner organisations to find innovative ways to shape our future to benefit our shareholders, our employees, the environment and society.”
Rosemary Martin
General Counsel and Company Secretary

Reuters Group PLC Annual Review 2003 13

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Business review

Our operations
Reuters
Although we are best known as the largest international multimedia news agency, more than 90% of our revenue derives from our financial services business. Our financial services customers work in the equities, fixed income, foreign exchange, money, commodities and energy markets.

Our core strengths lie in supplying the content, analytics, trading and messaging capabilities needed to operate in the marketplace.

We also provide financial institutions with specially designed tools to help them reduce risk and distribute and manage the ever-increasing volumes of market data.

We operate our business through customer segments, geographic sales and service channels and shared resources to build, sell and support the products and services our customers need.

Instinet Group
We have a 63% interest in Instinet Group, a publicly listed company. Instinet Group is the largest global electronic agency securities broker. It provides sophisticated electronic trading solutions and execution services to enable buyers and sellers worldwide to trade securities directly and anonymously with each other.

Review
Reuters
Reuters core revenue falls into three categories: recurring, usage and outright. Recurring revenue, derived primarily from the sale of subscription products, made up 92% of our core revenue in 2003. Usage revenue, derived principally from trading activities conducted on Reuters Dealing or through Bridge Trading, generated 4% of core revenue. Outright revenue, comprised of once-off sales of information and risk management solutions, represented 4% of core revenue.

Recurring revenue

Our recurring revenue was £2,449 million in 2003, down 9% compared with 2002. After reaching a low point in the fourth quarter of 2002, the rate of subscriber cancellations reduced during 2003 whilst the sales rate started to increase. We believe this improving trend indicates that we have passed the turning point in the rate of revenue decline.

Premium products

Our premium products comprise our top international sales and trading desktop applications. They include our flagship Reuters 3000 Xtra product; BridgeStation, a product primarily for the US institutional equities market; and Dealing 3000, an information and transactions product for the interbank foreign exchange and money markets.

In 2003 our premium product recurring revenue was £730 million, up 10% compared with 2002. The number of users accessing our premium products stood at 103,000 at the end of 2003, reflecting a 10% increase over the course of the year and 6% growth since the end of the third quarter. This increase was driven by installations of 3000 Xtra, which now has 69,000 installed positions.

Mid and lower tier products

Our mid and lower tier products are targeted at users who do not need the sophistication and power of our premium products. They also include domestic and regional products.

The recurring revenue from our mid and lower tier products in 2003 was £272 million, down 16% compared with 2002. Sales of Reuters Knowledge and Reuters Trader, launched in the second half of 2003, are expected to reduce revenue decline in this sector of our business in 2004.

14 Reuters Group PLC Annual Review 2003

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2000 and 3000 series products

Our 2000 and 3000 series products are what we term our old or ‘legacy’ products, developed in the 1980s and early 1990s. We intend to withdraw these products over time, migrating customers to new products, such as Reuters Trader and 3000 Xtra.

In 2003 the recurring revenue from our legacy products was £363 million, down 34% year-on-year. While we lost 28,000 user accesses in this category, a higher proportion of them than expected upgraded to 3000 Xtra, especially towards the end of the year.

Enterprise products
Our enterprise products help our customers manage their risk and distribute market data around their enterprises. We supply datafeeds, information in flexible formats, to power their applications. We also provide enterprise information products for the back office to help with the valuation of portfolios and other requirements.

The recurring revenue generated from enterprise products was £588 million in 2003, down 3% compared with 2002. Despite the overall decline, we saw revenue growth of more than 50% from our new enterprise information products. Regulatory changes, requiring customers to value their funds more frequently, have increased demand for these products.

Media products

Our media products are designed to serve the needs of the world’s newspapers, television and cable networks, radio stations, websites and consumers. We supply news in text, video, graphics and pictures.

Our media recurring revenues were £142 million in 2003 compared with £148 million in 2002. We saw increased revenues in the first half of 2003 driven by demand for our coverage of the Iraq war and its aftermath but this was offset by lower revenues in the second half as customers balanced their budgets.

Usage revenue
The usage revenue from our transaction product, Dealing Matching, and from our US institutional brokerage firm, Bridge Trading, was £103 million. Dealing Matching, which provides the automatic and anonymous matching of bids and offers, saw 9% growth as a result of the continued volatility in the spot and forward foreign exchange markets, product enhancements and a successful campaign to attract euro/dollar liquidity. Bridge Trading revenues declined 46% compared with 2002, reflecting poor market conditions in the first half of 2003 although performance improved in the last quarter.

Outright revenue
Our outright revenue was £105 million, 36% lower than in 2002. The main reasons for this decline were the continuing restrictions on our customers’ IT budgets and our decision to withdraw from the customised solutions business. We are now focusing on three main areas: risk management, market data systems and treasury solutions. In 2002 we acquired AVT, which helps banks attract liquidity from their customers through automated trading. This contributed to the 50% growth of our treasury solutions business in 2003. The roll-out of Reuters Market Data System to customers is going well. It is becoming the new market data distribution standard.

Instinet Group
In 2003 Instinet Group’s revenues declined 9% to £540 million compared with a 31% decrease in 2002. This was due primarily to the US dollar weakness and increases in trading volumes being offset by reductions in pricing.

While trading volume in the US equity markets as a whole has continued to show moderate growth since 2002, Instinet Group’s most significant market, Nasdaq, has experienced a decline since 2001. However, during the last half of 2003, Nasdaq volume increased and remained at a higher level than in 2002. After declining at the end of 2001 and the beginning of 2002, and increasing through the rest of 2002 due to organic growth and especially the acquisition of Island in September, Instinet Group’s market share fluctuated in 2003.

The intense competitive environment within the brokerage business has resulted in price reductions since 2001. In September 2001, Instinet Group reduced average prices by 11% due to a new pricing schedule for US broker-dealer customers. In March 2002 it implemented a new pricing plan for these customers including further reducing prices for trading listed stocks by approximately 60%. In October 2003, it reduced pricing by 37% for routing orders in Nasdaq-listed stocks to other venues through its automated smart order-routing system. Instinet Group continues to monitor future price competition and evaluate its pricing structure as part of its ongoing efforts to maintain and expand its liquidity pool.

Reuters Group PLC Annual Review 2003 15

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Governance and corporate responsibility

Through sound governance and responsible behaviour we are taking care to protect our heritage of over 150 years of business experience to ensure Reuters thrives for future generations.

Reuters plays a significant role in world affairs as the trusted provider of reliable and insightful news and information in over 150 countries. Our governance structure and our approach to corporate responsibility are designed to ensure we maintain and develop this role.

Board of directors
Sir Christopher Hogg. Chairman of the Board and Nominations Committee. Non-executive Chairman of GlaxoSmithKline plc since May 2002 (non-executive director since 1993) and a non-executive director of Air Liquide SA since May 2000. Non-executive Chairman of the Royal National Theatre since 1995. Former member of the International Council of JP Morgan from 1988 to 2003. Former Chairman of Courtaulds PLC from 1980 to 1996 (Chief Executive 1979-1991) and of Allied Domecq PLC (1996-2002). Former non-executive director of the Bank of England (1992-1996). Age 67.

Tom Glocer. Chief Executive. Former Chief Executive of Reuters Information (2000) and President & Senior Company Officer, Reuters America (1998-2000). Appointed Chief Executive Officer, Reuters Latin America in 1997 after serving in Reuters legal department from 1993. Formerly practised law in New York, Paris and Tokyo. Non-executive director of Instinet Group. Member of the International Advisory Panel to the Monetary Authority of Singapore, Corporate Council of the Whitney Museum, The Madison Council of the Library of Congress and of the Leadership Champions Group (Education) of Business in the Community. Age 44.

David Grigson. Finance Director. Joined Reuters in August 2000 from Emap plc where he was Group Finance Director and Chairman of Emap Digital. He is a qualified chartered accountant and a member of the Financial Services Authority Practitioners Panel. Formerly held senior finance roles in the UK and US at Saatchi and Saatchi Plc (1984-1989). Held a number of financial positions at Esso UK from 1980 to 1984. Also a non-executive director of Instinet Group. Age 49.

Devin Wenig. Executive Director since February 2003. Executive Director and President of Customer Segments. President – Investment Banking (2001-2003). Joined Reuters in 1993 as Corporate Counsel, Reuters America and held a number of senior management positions before being appointed President, Reuters Information in January 2001. Also a non-executive director of Instinet Group and Nastech Pharmaceutical Company. Age 37.

Sir John Craven. Senior independent non-executive director and member of the Audit Committee. Non-executive Chairman of Lonmin Plc since 1997. Non-executive Chairman of Fleming Family & Partners. Former member of the Board of Managing Directors of Deutsche Bank AG and former Executive Chairman of Morgan Grenfell Group plc (1989-1997). Former non-executive director of Gleacher & Co LLC, Rothmans International BV, Ducati SpA and Société Générale de Surveillance SA. He is a member of the Canadian and Ontario Institute of Chartered Accountants. Age 63.

Niall FitzGerald KBE. Non-executive director; member of the Nominations Committee. Chairman and Chief Executive Officer of Unilever PLC since 1996. It has been announced that Niall will be retiring from Unilever on 30 September 2004. He has held a number of posts including Finance Director during 30 years with Unilever. He is also President of the Advertising Association, a member of the World Economic Forum’s Foundation Board, Co-Chairman of The TransAtlantic Business Dialogue, Chairman of The Conference Board, Inc. and a Fellow of the Association of Corporate Treasurers. Former non-executive director of Merck, Ericsson, Bank of Ireland and Prudential plc. Age 58.

Edward Kozel. Non-executive director; member of the Remuneration Committee. Managing Director of Integrated Finance Limited, an investment bank based in New York. Director of Open Range Ventures LLC, of Yahoo! and Narus Inc. Formerly, a non-executive director of Cisco Systems Inc. (2000-2001), where he worked from 1989-2000 in a number of roles, including Chief Technology Officer and Senior Vice President for Business Development. Also a former non-executive director of TIBCO Software Inc. (2000-2001). Prior to 1989 he worked with SRI International in California. Age 48.

Roberto Mendoza. Non-executive director; member of the Remuneration Committee. Chairman of Egg plc and non-executive director of Prudential plc, Vitro SA and The BOC Group PLC. Director of Integrated Finance Limited. Formerly Vice-Chairman and Director of JP Morgan & Co Inc. (1990-2000) and Managing Director of Goldman Sachs & Co (2000). Joined JP Morgan in 1967 with successive assignments in London and New York. Age 58.

Richard (Dick) Olver. Non-executive director; Chairman of the Audit Committee. Deputy Group Chief Executive of BP p.l.c since January 2003. Chief Executive Officer of BP Exploration & Production Division (1998-2002). A member of the Institute of Civil Engineers, he has worked for BP since 1973. A governor of New Hall School. Age 57.

Charles Sinclair. Non-executive director; Chairman of the Remuneration Committee. Group Chief Executive of Daily Mail and General Trust plc since 1988. Joined Associated Newspapers in 1975 and held a number of roles prior to its merger into the Daily Mail Group in 1988. Non-executive director of Euromoney Institutional Investor PLC and Schroders plc. Fellow of the Institute of Chartered Accountants. Age 55.

Ian Strachan. Non-executive director; member of the Audit Committee. Non-executive Chairman of Instinet Group since 1 January 2003 (non-executive director since May 2001). Non-executive director of Transocean Inc., Johnson Matthey plc, Xstrata plc and Rolls-Royce Group Plc. Former non-executive director of Harsco Corporation, Deputy Chairman of Invensys plc (1999-2000) and Chief Executive Officer of BTR plc (1996-1999). Former Deputy Chief Executive Officer (1991-1995) and Chief Financial Officer (1987-1991) of Rio Tinto plc. Also a former non-executive director of Commercial Union plc (1991-1995). Age 60.

Group Management Committee (Reuters senior executive committee) Tom Glocer (Chairman), David Grigson, Devin Wenig, Graham Albutt (President, Business Programmes), Christopher Hagman (Managing Director, Global Channels), Alexander Hungate (Chief Marketing Officer), Geert Linnebank (Editor-in-Chief), Rosemary Martin (General Counsel and Company Secretary), Michael Sayers (Global Head of Operations and Technology), Susan Taylor-Martin (Global Head of Corporate Strategy), Christian Verougstraete (Group Human Resources Director) and Simon Walker (Director of Corporate Communications).

16 Reuters Group PLC Annual Review 2003

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Summary directors’ report
The directors present their summary directors’ report, remuneration report and financial statement for the year ended 31 December 2003. These are derived from the Group’s full directors’ report, remuneration report and financial statements and only represent a summary of the Group’s full financial statements.

Activities and likely future developments
These are described in the Chief Executive’s review on pages 3 and 4, in the business review on pages 14 and 15, and in the summary operating and financial review on pages 20 and 21.

Corporate governance and internal control
Reuters Group PLC is committed to high standards of corporate governance. During 2003 Reuters complied with the Combined Code issued in 1998 save that Tom Glocer had a service contract which was terminable by the company on, in effect, up to two years’ notice. The terms of this contract have been varied so that with effect from 1 January 2004 Tom Glocer’s service contract is terminable by the company on, in effect, one year’s notice. In light of developments in corporate governance regulation during 2003, the company made certain alterations to its governance arrangements so that since 1 January 2004 it has complied with the Combined Code published in July 2003 (the new Combined Code) save that no individual member of the Audit Committee has been identified by the Board as having ‘recent and relevant financial experience’. However, in common with all the non-executive directors, the members of the Audit Committee are all experienced and influential individuals, having the skills described in their biographies on page 16 and the Board considers that, collectively, the members have the attributes required to discharge properly the committee’s responsibilities.

Reuters Group PLC also complies with all the US Securities and Exchange Commission (SEC) and (with the exception of two waivers described below) Nasdaq governance requirements, including some as to which compliance is not actually required until 31 July 2005 due to the company’s status as a ‘foreign private issuer’. These include requirements to have a majority of independent directors, and to have audit, remuneration and nominations committees comprised entirely of independent directors. The company has received waivers from Nasdaq from two provisions of its governance rules, regarding quorum requirements and shareholder approval of employee share-based incentive schemes, in both cases on the basis that compliance with the rules would be contrary to standard UK business practice. The company does seek and has received shareholder approval of its employee share-based incentive schemes to the extent required by UK regulation, including the UK Listing Authority (UKLA) Listing Rules.

The quality of the individual directors, the balance of the Board’s composition and the dynamics of the Board as a group, serve to ensure both the Board’s effectiveness and the inability of an individual or a small group to dominate the Board’s decision-making. The Board has determined that each of the non-executive directors is independent in character and judgment by reason of his personal qualities, and that each of the non-executive directors is ‘independent’ as that term is defined in Nasdaq and SEC governance requirements.

The Board is responsible for the success of the company within a framework of controls which enables risk to be assessed and managed. It sets strategic aims, ensures resources are in place to achieve these aims and monitors performance. The articles of association require the directors to pay due regard to the Reuters Trust Principles which are designed to protect Reuters integrity and independence and represent the core values at the heart of Reuters business. We are unusual in having enshrined our principles in our constitution. Reuters Founders Share Company Limited, an independent body, has express powers to safeguard these principles. Each of our employees is also responsible for upholding the principles when they sign up to Reuters Code of Conduct when joining the company, and they reaffirm their undertaking regularly.

The directors acknowledge their responsibility for Reuters system of internal control and confirm they have reviewed its effectiveness.

Full statements on corporate governance and internal controls are contained in the annual report and Form 20-F.

Dividend
An interim dividend of 3.85 pence per ordinary share was paid on 3 September 2003. The directors recommend a final dividend of 6.15 pence per ordinary share, giving a total of 10.0 pence per ordinary share for the year (2002: 10.0 pence). Subject to shareholders’ approval at the annual general meeting to be held on 22 April 2004, the final dividend will be paid on 29 April 2004 to members on the register at the close of business on 12 March 2004.

Directors
The names and biographical details of current directors are given on page 16.

Philip Green stepped down from the Board in June 2003. On 17 February 2003 Devin Wenig was appointed as an executive director. Sir Christopher Hogg, Tom Glocer, David Grigson and Ian Strachan retire by rotation and are proposed for re-election as directors at the forthcoming annual general meeting. Sir Christopher Hogg will stand down from the Board when his successor, Niall FitzGerald, becomes Chairman in October 2004. Charles Sinclair is also retiring from the Board and is proposed for re-election. He has served as a non-executive director for nine years and is required to retire on an annual basis. Charles Sinclair has stated his intention to stand down from the Board at the 2005 annual general meeting. As non-executive directors, Sir Christopher Hogg, Charles Sinclair and Ian Strachan do not have service contracts but have letters of appointment. Sir John Craven will be retiring from the Board at the annual general meeting on 22 April 2004. On the retirement of Sir John Craven, Richard Olver will become the senior independent non-executive director. Details of the remuneration of the non-executive directors and information on the service contracts and remuneration of the executive directors are set out on pages 17 to 24 of the annual report. A non-executive director is not required to hold ordinary shares in order to qualify as a director.

Reuters Group PLC Annual Review 2003 17

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Governance and corporate responsibility continued
Corporate responsibility
We continue our long tradition of working with others for commercial and social benefits, striving to be increasingly efficient, successful and responsible in our business.

We are working with other companies in the Media Sector CSR Forum considering the implications of corporate responsibility for our sector. During 2004, the Forum will launch a key issues debate, setting out sectoral CSR topics and inviting stakeholder feedback.

For further information on corporate responsibility at Reuters, please contact Rosemary Martin or visit our website www.reuters.com/csr.

Our community

A global team of Reuters employees on site at Habitat for Humanity in east London, helping to build simple, low-cost housing.

During 2003 we introduced the Community Volunteering Policy, which enables employees to spend a day a year in work time on a community project. In 2004 we will launch the Community Events Week to encourage employees to join colleagues on volunteering projects around the world. We will measure the success of the week through the number of employees participating and the number of locations represented.

Under the guidance of its trustees, four of whom are members of the Group Management Committee, Reuters Foundation has continued to develop its partnerships during 2003 to maximise the effectiveness and sustainability of its four programmes.

•	Reuters AlertNet provides global news, communications and logistical information to international disaster relief organisations and the public. It underwent an overhaul in 2003. The relaunch, on the first day of the war on Iraq, saw a surge in traffic including a new one-day record of more than a quarter of a million page views. AlertNet is at www.alertnet.org.

	2003	2002	2001	2000	1999

Members	230	192	168	135	90
Countries	43	38	34	29	22

•	Journalism Training The Foundation’s courses continue to train journalists from developing and transitional countries. A highlight of 2003 training was the HIV-AIDS Reporting course in South Africa at which Archbishop Desmond Tutu and Nobel Peace Prize nominee, Zackie Achmat, were guest speakers.

•	Reuters Foundation Fellowship Programme at Green College, Oxford offers a stimulating academic environment to experienced journalists wishing to undertake research projects on a wide variety of subjects. The 2002/03 academic year saw 20 journalists from 15 countries benefit from this programme, which now has more than 300 alumni.

•	Reuters Foundation Digital Vision Program, Stanford University is an incubator for innovative applications of computing and communications in the developing world. The Program supports individuals and organisations who seek to use technology solutions to address needs in underserved communities.

Past fellows have won awards for further development of ideas developed on the Program from World Bank, Omidyar Foundation, Philips Electronics and Cisco.

Our workplace

Reuters European Employee Forum operates as a pan-European works council. Tom Glocer and other executive directors meet with the Forum regularly.

Our employees face many challenges as we progress though Fast Forward. Their continuing dedication and flexibility in adapting to our changing business is one of our greatest assets.

We use web-based communications tools to communicate strategy, explain plans, and encourage employees to put questions and give feedback to Tom Glocer and other senior executives. Meetings are held regularly between management, employees and union representatives so that the views of employees are taken into account when decisions are made that may affect their interests. We undertake regular employee surveys to evaluate morale and identify any employee issues that need to be addressed. The results are communicated through Reuters.

Reuters Code of Conduct guides employees on how to meet their responsibilities whilst acting with integrity. Our induction and employee programmes emphasise the importance of upholding Reuters principles. Our global compliance helpline offers confidential guidance on ethical work issues and can be used to report anonymously any suspected violations of Reuters policies.

We are committed to the training and development of our people. It is our policy that selection of employees for recruitment, training, development and promotion should be determined solely on their skills, abilities and other requirements that are relevant to the jobs and in accordance with the laws in the country concerned.

We strictly maintain our equal opportunities policy, prohibiting discriminatory practices on the basis of sex, race, religion, disability, age, or any other characteristic protected by applicable law.

As a global organisation, we employ a diverse staff. Following the initiative of our Americas Diversity Advisory Council (DAC) and editorial staff-management diversity committees, we are in the process of establishing a global DAC.

In 2003, the Minority Corporate Counsel Association recognised the Reuters America legal team as ‘Employer-of-Choice’ in the northeast US for its inclusive work environment that eliminates barriers and maintains diversity.

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Reuters Health and Safety policy aims to safeguard employees and others from accidents, injuries and illnesses and to help ensure that Reuters Group is compliant with legislation. The company, all managers and employees have legal responsibilities related to health and safety. We provide health and safety training for all employees and occupational healthcare in all major locations. We continue to adopt best practice in display screen equipment.

The most significant health and safety risks are faced by our editorial staff operating in war zones. In order to mitigate the risk to the best of our ability, we constantly review our safety provisions to ensure that the hostile environment training and safety equipment provided is of the highest standard. Employees have standing instructions to avoid risks to their, or others’ personal safety wherever possible.

Our marketplace

Geneva was the second stop for the brightspot travelling suite at which our key products are displayed.

During 2003 we have focused on improving our marketplace communications, seeking to use innovative ways to gain a better understanding of our stakeholders to improve the way we operate and serve our customers.

Our customer satisfaction surveys, conducted twice a year through telephone interviews in more than 25 countries, have reported a rise in levels of customer satisfaction. We will continue to monitor the customer view of Reuters through our balanced scorecard and aim to build on our improvement throughout 2004.

Reuters brightspot, a travelling concept designed to update existing and potential customers on our latest products, took to the road in 2003. It highlighted the benefits of some of our strategic offerings in sales and trading, risk, private client services and portfolio management. A similar event was held at Reuters offices for market data and IT customer staff.

We continue to streamline our products and have achieved our 2003 target of making 250 products obsolete. By segmenting our product line we aim to offer our customers simpler propositions to fulfil their requirements.

The relationships with our suppliers and business partners are important to our success, and we seek to be fair and honest in our dealings. We are signatories to the Better Payment Practice Code, affirming our commitment to responsible conduct with suppliers, including timely invoice payment in accordance with supplier agreements.

We are in regular dialogue with our investors through an extensive programme of presentations and meetings. Our aim is to build understanding about Reuters and to obtain the views of the investment community so they feature appropriately in our decision-making on key shareholder issues. During the year we introduced ‘teach-ins’, assisting analysts in learning about our business. We conducted a survey of institutional investors at the end of the year to assess the effectiveness of our communications and to ascertain their perceptions of the company.

Our environment

Participants from 11 countries across five continents visited the Eden Project, southwest England, during a Reuters Foundation Writing Environmental News course.

Our business activity has a relatively light environmental footprint. We are classified by the Ethical Investment Research Service as a low-impact company. We do not commit resources to emissions reporting or an environmental management system as these are not currently priorities for us. However, we continue to listen to stakeholder advice on the levels of reporting they require and to look into lightweight methods of measuring environmental impact. Members of Reuters Corporate Responsibility Advisory Board provide stakeholder input into our strategy and the issue of environmental reporting was discussed at the September 2003 Advisory Board meeting. In 2002 we tasked ourselves with looking at how we could apply a global environmental policy across the business. We have not yet achieved this objective as our facilities team has been focusing its efforts on a number of large relocation projects, including planning for the move of Reuters global headquarters to Canary Wharf, London in 2005; opening a new data centre in Bangalore, India; and a computer centre in Hazelwood, Missouri.

Of all our facilities, the data and computer centres consume the most energy. We take steps to incorporate environmentally friendly features in buildings we commission:

•	Most of the power in a data centre is spent in cooling it. When we replace air conditioning systems we review new devices to maximise energy efficiency.

•	We utilise ‘free cooling’ where we can. By spending more on the data centre air handlers we eliminate the need to run the external chiller plants for much of the year.

•	We only use environmentally friendly fire suppressant systems.

•	Our power equipment is selected to ensure we run as near unity power factor as we can (reducing the effective amount of power needed by ensuring we use it in the most efficient manner).

Reuters expenditure on water, heat and electricity	2003 £000	2002 £000	Cost savings £000

Asia	2,950	2,966	16
Americas	5,615	7,070	1,455
Continental Europe, Middle East, Africa	3,357	3,039	(318)
UK, Ireland	2,817	2,747	(70)
Other Reuters entities	1,612	2,270	658

Reuters core business	16,351	18,092	1,741

Reuters Foundation trains, promotes and rewards high standards of environmental journalism. Throughout 2003 Reuters Foundation has run environmental journalism training courses in London and Durban. Reuters Foundation continues to sponsor the International Union for Conservation of Nature and Natural Resources media award for excellence in environmental journalism.

Reuters Group PLC Annual Review 2003 19

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Summary operating and financial review

Review of year end results
Under US law, all statements other than statements of historical fact included in this review are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under ‘Forward-looking statements’ on page 28 as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date of this report and attributable to Reuters are expressly qualified in their entirety by such factors.

1 Financial overview
Introduction
The financial services markets in which the Reuters Group operates remained cost conscious and competitive in 2003, resulting in reductions in revenues at both Reuters and the Instinet Group for the second successive year. The Reuters Group returned to profit in 2003 at both the operating and pre-tax levels, as the declines in revenues were offset by the impact of cost containment and restructuring programmes within the Group, which reduced the cost base. Also, the level of impairment charges and goodwill write-downs that depressed last year’s earnings were not repeated in 2003. Earnings and cash flow have enabled the full year dividend to be maintained at 10.0 pence.

The beginning of a cyclical recovery in financial services towards the end of 2003 resulted in a reduction in the rate of decline in revenue, although the pattern is not uniform. The US recovery is strong, Asia is showing a modest improvement, and Europe is lagging but showing some signs of an upturn. Structural changes remain a factor in the financial markets, with overcapacity still being an issue, particularly in Europe. The competitive outlook is improved by enhancements to the Reuters product line and improvements in customer service which are translating into new business.

2 Financial overview

		Year to 31 December

	2003	2002	2001
Summary of results	£m	£m	£m

Revenue
Reuters	2,664	2,992	3,042
Instinet Group	540	592	854
Intra-group	(7)	(9)	(11)

Reuters Group revenue	3,197	3,575	3,885

Operating costs
Reuters	(2,490)	(2,797)	(2,887)
Instinet Group	(588)	(931)	(707)
Intra-group	7	9	11

Reuters Group operating costs	(3,071)	(3,719)	(3,583)

Operating profit
Reuters	174	195	155
Instinet Group	(48)	(339)	147

Reuters Group operating profit	126	(144)	302

Affiliates	(35)	(74)	(85)
Impairments and disposals	(13)	(256)	(53)
Fixed asset investments	–	1	3
Net interest	(29)	(20)	(9)

Profit before tax
Reuters	95	(123)	10
Instinet Group	(46)	(370)	148

Reuters Group profit before tax	49	(493)	158

2003 results compared with 2002
Reuters Group revenue declined by 11% to £3,197 million. Reuters revenue was down 11%, to £2,664 million reflecting weak trading conditions in global financial markets. Instinet Group revenue was down 9%, largely reflecting the adverse impact of the weaker dollar on Instinet Group revenues.

As a consequence of declining revenues over the past two years, actions have been taken at both Reuters and Instinet Group to reduce the operating cost base. Impairment charges and goodwill write-downs dropped from £314 million to £121 million. The result has been a reduction in Reuters Group operating costs in 2003 of 17%.

A Reuters Group operating loss of £144 million in 2002 was converted to a £126 million profit in 2003. Reuters operating profit decreased by £21 million to £174 million, largely driven by an increase in restructuring charges. Instinet Group’s operating loss decreased from £339 million in 2002 to £48 million in 2003, mainly due to goodwill impairment charges last year of £208 million.

Reuters Group operating margin was 3.9% in 2003. The Reuters operating profit margin remained at 6.5%.

The Reuters Group’s share of affiliates’ losses decreased from £74 million in 2002 to £35 million in 2003. The main driver of this was a £31 million improvement in TIBCO Software Inc. (TSI), due to stronger cost control, minimal restructuring charges compared to 2002 and a £2 million gain on investments compared to a £4 million loss last year, resulting in an £11 million loss in 2003. Due to Reuters reduction of its TSI stake to 8.8% in early 2004, TSI will be treated as a fixed asset investment in future periods. The other key affiliates, Radianz and Factiva, contributed a broadly similar performance in 2003 compared to 2002. Radianz contributed a £27 million loss (£1 million higher than 2002) due to increased revenues being outweighed by impairment charges and restructuring costs. Factiva profit reduced by £1 million to £1 million, due to reduced revenue resulting from depressed market conditions and the shut-down of legacy product offerings, partially mitigated by cost reductions. All other affiliates contributed a net £2 million profit compared to an £8 million loss in 2002. This reflected the Reuters Group’s portfolio rationalisation programme, and lower restructuring and impairment charges within the affiliates, compared to 2002.

The net interest charge increased from £20 million in 2002 to £29 million in 2003. This is partly due to the Multex (renamed Reuters Research) acquisition and also to a £4 million reduction in the interest receivable by affiliates due to the falling value of US dollar interest earnings. Included in the interest charge was a write-off of front-end fees of £4 million attached to Reuters syndicated loan facility.

Impairment charges and net disposal losses have decreased from £256 million in 2002 to £13 million in 2003. Losses in 2003 include a £17 million provision in respect of the disposal of two London-based properties, as part of the Fast Forward programme. In 2002, non-cash impairment charges included a £147 million charge in respect of a write-down in the value of Reuters shares held in the Reuters Employee Share Ownership Trusts due to the fall in Reuters share price over the course of 2002. In addition, in 2002, there were also £81 million of charges taken to reflect a reduction in the carrying value of various investments held by the Group and net losses on disposal of £28 million, including a £19 million loss on the deemed disposal of a portion of the Group’s investment in Instinet Group, following the Island acquisition.

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The Reuters Group reported a profit before taxation of £49 million in 2003 compared to a loss of £493 million in 2002. The 2003 profit is made up of a £95 million profit in Reuters partly offset by a £46 million loss in Instinet Group.

The tax charge for 2003 was £22 million, £1 million lower than 2002, when a charge arose due to the non-deductible nature of amortisation charges, and certain write-downs, as well as from a dividend paid by Instinet Group.

Earnings/(loss) per share (EPS)
The Reuters Group recorded basic earnings per share of 3.1 pence, as compared to a 29.0 pence loss per share in 2002. The 2003 EPS reflects the Reuters Group’s return to a net profit. The loss in 2002 primarily reflects the £464 million non-cash impairment charges in that year.

Cash flow
Net debt for the Reuters Group as at 31 December 2003 increased by £11 million to £77 million, consisting of net funds in Instinet Group of £533 million (a significant portion of which is required to be held for regulatory capital and/or business purposes), and net debt in Reuters of £610 million.

Reuters net debt position increased by £26 million, due to higher restructuring cash outflows and the acquisition of Multex (renamed Reuters Research) for £155 million. Post year end, Reuters realised cash proceeds of £311 million from the reduction of its stake in TSI, and applied these to reduce debt. Instinet Group’s net cash position improved by £15 million, due to better cash collections and a decrease in capital expenditure from £28 million to £8 million.

Dividend per share
A final dividend of 6.15 pence has been proposed which, when added to the interim dividend of 3.85 pence, amounts to 10.0 pence per share, consistent with both 2002 and 2001.

Non-GAAP measures
In addition to these UK statutory results, Reuters undertakes further analysis which results in the creation of certain non-GAAP measures. These measures are used by management as additional means to assess the performance of the business and complement the statutory results. Further explanation of the nature and impact of these measures is included in the annual report and Form 20-F.

3 Prospects
Reuters
Recurring revenues in Reuters in the last quarter of 2003 were down 8.6% on an actual basis compared to the last quarter of 2002, ahead of expectations and Reuters guidance. Market conditions have improved such that Reuters expects the decline in underlying* recurring revenue in the first quarter of 2004 to be 9% or slightly better compared to the first quarter of 2003.Further gradual improvement in the decline in underlying recurring revenue is expected in the second quarter.

Reuters expects to incur restructuring costs of approximately £125 million in 2004 and to deliver savings from its Fast Forward programme of approximately £145 million in 2004, in addition to the £75 million of savings from the programme in 2003.

Restructuring expenditure over the course of the Fast Forward programme is still anticipated to be £340 million. Targeted annualised savings by the end of 2005 remain at £440 million.

*	Underlying revenue excludes acquisitions, disposals and significant once-off items in the period under review and excludes the impact of currency fluctuations.

Instinet Group
From mid-year 2003, Instinet Group has been reorganising its businesses to better exploit the worldwide trend towards greater efficiency and transparency in equities trading. The separation of the sell and buy side parts of the business, and the consolidation of the order flows of the Island and Instinet electronic communications networks (ECN), were substantially completed in February 2004. Associated with these changes is a reduction in headcount of approximately 185 employees, most of whom are expected to leave by July 2004.

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Summary remuneration report

The Board has overall responsibility for determining the framework of executive remuneration and its cost, and is required to take account of any recommendations made by the Remuneration Committee. The Board has delegated to the Remuneration Committee, through formal terms of reference, oversight of the specific remuneration packages for the executive directors and consideration of executive remuneration issues generally, including the use of equity incentive plans in particular. The Remuneration Committee consists solely of non-executive directors. All members of the Remuneration Committee have been determined by the Board to be independent as defined by Nasdaq.

Remuneration policy
Executive directors
The Remuneration Committee aims to ensure that remuneration and incentive arrangements are market-competitive, consistent with best practice and support the interests of shareholders.

In 2003, excluding pension entitlements, the targeted composition of each executive director’s remuneration was:

Proportion of fixed versus variable pay

	Base pay (%)	Fixed long-term bonus (%)	Variable incentives (%)	Total (%)

Tom Glocer	18	22	60	100
David Grigson	32	32	36	100
Devin Wenig	32	32	36	100
Philip Green	Not applicable. Please see notes in emoluments table

Variable rewards will continue to be provided through a balanced mix of performance-related elements. The annual cash bonus plan supports operational objectives over the financial year, while the long-term incentive plan will reward superior performance relative to the Group’s competitors over the medium term and share options will support the Group’s growth objectives and reward share price recovery.

The Remuneration Committee also believes that, in addition to participating in equity-based incentive plans, the executive directors should build and maintain a personal equity stake in the company. A personal shareholding policy is operated requiring each executive director to accumulate a personal holding worth twice his basic salary within five years.

Non-executive directors
Non-executive directors are appointed for an initial period of six years, subject to review after three years. Following the initial six-year period, non-executive directors may be invited to continue as a director for a further period, subject always to the requirement to stand for re-election by shareholders at least every three years. Non-executive directors who serve more than nine years may offer themselves for re-election by shareholders annually. Non-executive directors have letters of engagement rather than service contracts and are not eligible to participate in Reuters executive share plans.

Shareholders determine the basic remuneration paid to the non-executive directors which has been set at £35,000 per annum since 2000. It is proposed that a new fixed annual fee of £50,000 be established in respect of tenure from 1 January 2004. The Chairman’s fees are fixed by the Board. In 2003 the Chairman received a fee of £262,500 and for 2004, the Chairman’s fee will be £290,000. With effect from 1 October 2004, Niall FitzGerald will succeed Sir Christopher Hogg as Chairman of the Group. Niall FitzGerald will be paid £500,000 per annum. The Chairman assumed the chairmanship of the Nominations Committee on 1 January 2004: currently, he has waived the receipt of any fees for this chairmanship. Sir John Craven as Senior Independent Director receives an additional annual fee of £5,000.

Remuneration structure
1 Basic salary and benefits
Reuters policy is to maintain a salary structure based upon the mid-market of Reuters comparator group of companies. The Remuneration Committee is also guided by salary levels among other executives and across the Group as a whole. The executive directors indicated that they did not wish to receive a salary increase in 2003 and subsequently, for 2004. The Remuneration Committee has affirmed this position.

Non-cash benefits are provided to executive directors and the Chairman in line with normal market practice.

2 Pensions
Since April 1999 it has been the Group’s policy that all new UK employees, including executive directors, are offered participation in a defined contribution pension plan. In the case of UK executive directors, in lieu of pension provisions above the statutory earnings cap (where applicable), an additional taxable allowance is granted. In the US, all employees are offered participation in a defined contribution (401K) plan. In lieu of a contribution on salary above the tax qualified limit, an additional contribution is granted to a Supplementary Employee Retirement Plan (SERP). The SERP is unfunded. £23,000 was paid into defined contribution schemes for executive directors in 2003. One executive director is in a defined benefit scheme.

3 Annual performance-related bonus
Bonus arrangements are normally negotiated individually and included in each executive director’s service contract. The Remuneration Committee determines performance targets annually. Bonus payments are non-pensionable. In 2003, the executive directors were eligible for an annual cash bonus, with a maximum level of 100% of base salary for all but Tom Glocer, whose maximum level was 125% of salary. Under the terms of his service contract, effective from 23 July 2001, Tom Glocer’s bonus potential will rise to 150% for 2004.

For 2004, the Remuneration Committee has determined to maintain a strong emphasis on financial performance with 60% of the maximum bonus potential being measured against budgeted Reuters operating profits before restructuring, amortisation of goodwill and other intangibles and impairments (Target Operating Profit). In addition, the Remuneration Committee has introduced a profit threshold, based on Target Operating Profit, below which no bonuses will be paid. For the most senior levels of management a proportion of bonus above a target level will be paid in shares, receipt of which will be deferred for three years. The Remuneration Committee has also determined to maintain focus on achieving Reuters transitional objectives, and to this end, the bonus structure will also incorporate measures relating to customer satisfaction and delivery against specific product development and delivery targets. As Reuters progresses through this transitional phase, it is anticipated that the bonus factors will be re-weighted to provide an even greater emphasis on financial performance with an increased weighting being ascribed to growth and revenue.

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4 Equity incentive plans
The executive directors also participate in a discretionary share option plan (DSOP) and a long-term incentive plan (LTIP) designed to reward longer-term performance. All executive directors’ future entitlements are subject to the performance conditions applicable to the relevant plan as disclosed below. Other than as described below, the company has no present intention of making any significant change to the executive directors’ existing entitlements under these plans.

During 2003, the Remuneration Committee reviewed the operation of the existing equity plans and resolved to introduce a number of changes to the way these will operate in the future. These include the removal of a number of re-testing provisions in the plans and, in order to reduce the dilution impact of the share option plans and partly in substitution for the scaling back of DSOP awards to Group Management Committee (GMC) members and executive directors, the Remuneration Committee proposes to introduce a Restricted Share Plan for employees below the GMC level and an Annual Bonus Profit Sharing Plan. Further details of these are provided below.

LTIP: Since 1993, Reuters has operated a long-term incentive plan which seeks to encourage and reward long-term growth in shareholder value. It is Reuters practice to make an annual award of share rights to executive directors and those senior managers most able to influence corporate performance.

Under the terms of his service contract, annual equity awards to Tom Glocer will be based on a fair market value, calibrated by reference to the average of the mid-market position of a comparator group of FTSE 100 companies, with significant international operations (excluding the top and bottom five companies measured by market capitalisation) and the median position of a US comparator group comprising media companies. His 2003 award was 1,731,277. The other executive directors will receive awards with a fair market value of up to 69% of base salary.

To be consistent with the objectives of the plan, and to ensure the Group’s growth is measured relative to other major UK companies, performance is measured over a three-year period by comparing the Group’s relative total shareholder return (TSR) with that of other companies comprising the FTSE 100 at the beginning of the period. The companies are ranked according to their TSR for the measurement period with the company having the highest TSR ranked first. For 2003, the Group’s position on the list determines the extent to which awards will vest. The Group must achieve median TSR performance for a proportion of the award to vest. Between those positions awards vest on a straight line scale starting at 4% for median performance. If awards vest or only partially vest after three years, the plan permits the measurement period to be extended by up to two years. Subject to shareholder approval at the annual general meeting, from 2004, the re-testing provision will be removed and future awards that do not meet at least the median performance condition on completion of the performance period will lapse. Future awards will continue to vest in full for top quartile performance, with one-third of the initial award vesting for median performance, with proportionate vesting for incremental performance between these points.

DSOP: A global discretionary stock option plan aims to reward growth in earnings and in the share price. Under the terms of his service contract, annual equity awards to Tom Glocer will be based on a fair market value using option pricing methodology which currently ascribes to each share a value of 27.5% of the market price. His 2003 award was 2,014,108. The other executive directors will receive awards with a fair market value of approximately 69% of base salary.

Options granted to executive directors can only vest if the percentage growth in the Group’s earnings per share (EPS) exceeds the percentage growth in the retail price index by more than 9% over the three-year performance period. If the target is not met, the performance period may be extended by up to two years with an increase of 3% in the hurdle rate of EPS growth for each year added to the performance period. If the target rate is not met by the end of the fifth year, the options will lapse. From 2004, the re-testing provision will be removed and accordingly, awards will not permit any extension of the measurement period. If awards do not meet the EPS performance condition upon completion of the initial performance period, they will lapse.

Other plans: In common with other employees, the executive directors are entitled to participate in an international savings-related share option plan. There are also several legacy plans under which directors received awards prior to joining the Board. It is not intended that they should receive further awards under these plans.

New plans: The company will seek shareholder approval of two new plans at the 2004 annual general meeting: the Restricted Share Plan and the Annual Bonus Profit Sharing Plan. These plans will be made available to employees but normally the executive directors and members of the GMC will not participate in them. The former plan will enable the Group to provide market competitive remuneration, whilst reducing the dilution impact to shareholders. The latter plan is being introduced to focus all employees on profit growth. Payments under the plan will typically be made in the form of shares which will normally be subject to a 12-month vesting period.

Performance graph
Shown below is the Group’s TSR for the five years to 31 December 2003 compared with the return achieved by the FTSE 100 index of companies. This index is used as the comparator group for the performance conditions attached to the LTIP referred to above. The calculations assume the reinvestment of dividends.

Reuters Group PLC Annual Review 2003 23

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Summary remuneration report continued
Directors’ remuneration for 2003
Directors’ emoluments

						2003	2002

					Compensation
	Salary/			Expense	for loss
	fees	Bonus	Benefits[7]	allowances[7]	of office	Total[8]	Total
	£000	£000	£000	£000	£000	£000	£000

Chairman:
Sir Christopher Hogg	263	–	15	–	–	278	277

Non-executive directors:
Sir John Craven	45	–	–	–	–	45	45
Edward Kozel	35	–	–	–	–	35	35
Niall FitzGerald[1]	35	–	–	–	–	35	–
Roberto Mendoza	35	–	–	–	–	35	35
Richard Olver	50	–	–	–	–	50	45
Charles Sinclair	45	–	–	–	–	45	45
Ian Strachan[2]	204	–	–	–	–	204	110

Executive directors:
Tom Glocer[3]	816	801	281	–	–	1,898	1,710
Philip Green[4]	225	–	14	58	834	1,131	836
David Grigson[3]	400	314	2	69	–	785	690
Devin Wenig[3]	312	274	12	11	–	609	–
Total emoluments of directors	2,465	1,389	324	138	834	5,150	4,714	[5]

Other senior managers as a group (10 persons)[6] (2002: 8 persons)	2,712	1,551	118	367	1,209	5,957	3,748

Notes:
1.	Niall FitzGerald’s payment of £35,000 is made directly to Unilever PLC.

2.	Ian Strachan’s fees include £168,712 as a non-executive director (Chairman) of Instinet Group and £35,000 as non-executive director of the company. He received from Instinet Group 9,995 restricted stock units (vested May 2003) with a market value of £22,198, and 20,718 restricted stock units (vesting May 2004).

3.	Tom Glocer’s non-cash benefits included accommodation costs of £239,166, travel and relocation-related expenses of £19,878, company car and healthcare of £21,532. David Grigson received healthcare benefits of £1,470, a car allowance of £7,420 and a retirement allowance of £61,000. Devin Wenig was appointed an executive director on 17 February 2003. The amounts shown for Devin Wenig as a director are from that date to 31 December 2003. His emoluments prior to that date are included within the collective numbers for senior managers. He received private healthcare benefits of £12,000 and an £11,000 car allowance.

4.	On resignation from the Board and as an employee on 30 June 2003, Philip Green’s termination payment was £815,000 being equivalent to one year’s salary, average bonus payment and annual employer’s pension contributions. He was also made a gift of his company car, valued at £18,800, in lieu of any entitlement to a bonus for 2003, which would otherwise have been £176,625. He also received a car, private healthcare and life insurance benefits of £14,000 and a retirement allowance of £58,000. In addition, in accordance with the provisions in place for all employees whose position is made redundant, Philip Green was provided with outplacement support. For Philip Green, this was an amount up to a maximum value of £25,000; this does not represent monies received by Philip Green, but is the maximum amount payable to a third party to provide the services.

5.	The total for directors in 2002 includes payments of £27,000 and £859,000 respectively to Dennis Malamatinas and Geoffrey Weetman who retired in 2002.

6.	There were 10 managers in total during 2003: Devin Wenig – 1 January 2003 to 16 February 2003; Stephen Mitchell – up to 31 August 2003, when he left the company; Christian Verougstraete and Simon Walker – 3 March 2003 and 8 January 2003 when each respectively joined the company; Rosemary Martin – 23 June 2003 on appointment to the GMC.

7.	During the year, items included under Benefits are those provided as goods and services, and items included under Expense Allowances, are contractual benefits which are paid in cash other than goods and services.

8.	Total aggregate directors’ emoluments in the year, excluding termination payments, were £4.4 million. In 2002, the equivalent emoluments, excluding directors not serving in 2003 and termination payments of £0.6 million, were £4.1 million.

Directors’ interests in Reuters shares
The total interests of the current directors in the issued share capital of the company and in shares underlying options and incentive plans are shown below at 31 December 2003.

			Long-term
	Shares	Options	incentives

Directors:
Sir Christopher Hogg	63,321	1,012	–
Tom Glocer	217,058	4,765,516	2,853,314
David Grigson	48,430	848,305	506,078
Devin Wenig	78,354	766,934	436,212
Sir John Craven	6,846	–	–
Niall FitzGerald	30,000	–	–
Edward Kozel	67,500	–	–
Roberto Mendoza	53,000	–	–
Richard Olver	10,000	–	–
Charles Sinclair	35,000	–	–
Ian Strachan	15,500	–	–

24 Reuters Group PLC Annual Review 2003

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Summary financial statement

This summary financial statement, including the summary directors’ report and remuneration report, was approved by the directors on 3 March 2004 and signed on their behalf by Tom Glocer and David Grigson. It does not contain sufficient information to provide as full an understanding of the results and state of affairs of the Group as that contained in the annual report and Form 20-F. If you have not received the full annual report and Form 20-F, but wish to do so, a copy may be obtained free of charge from the Investor Relations department or through the internet at www.about.reuters.com/ar2003. You may also elect to receive the full annual report and Form 20-F for all future years. The auditors have issued an unqualified report on the financial statements containing no statement under sections 237(2) or 237(3) of the Companies Act 1985.

Summary consolidated profit and loss account
for the year ended 31 December

2003	2002	2001
£m	£m	£m

Group revenue	3,197	3,575	3,885
Operating costs	(3,071)	(3,719)	(3,583)

Operating profit/(loss)	126	(144)	302
Share of operating losses of joint ventures	(27)	(35)	(46)
Impairment of investments in joint ventures	(8)	(6)	(16)
Share of operating losses of associates	(8)	(39)	(39)
Impairment of investment in associate	(1)	–	(26)
Profit/(loss) on disposal of subsidiary undertakings	3	(29)	216
Profit/(loss) on disposal of joint ventures and associates	10	3	(7)
Loss on disposal of tangible fixed assets	(17)	–	(10)
Profit/(loss) on disposal of other fixed asset investments	6	(2)	35
Income from fixed asset investments	–	1	3
Amounts written off fixed asset investments	(6)	(222)	(245)
Net interest payable	(29)	(20)	(9)

Profit/(loss) on ordinary activities before taxation	49	(493)	158
Taxation on profit/(loss) on ordinary activities	(22)	(23)	(107)

Profit/(loss) on ordinary activities after taxation	27	(516)	51
Equity minority interests	16	112	(5)

Profit/(loss) attributable to ordinary shareholders	43	(404)	46
Dividends	(140)	(139)	(140)

Loss for the period	(97)	(543)	(94)

Basic earnings/(loss) per ordinary share	3.1	p	(29.0	p)	3.3	p
Diluted earnings/(loss) per ordinary share	3.0	p	(29.0	p)	3.2	p

Consolidated revenue and operating profit derive from continuing operations in all material respects.

The result for the year has been computed on an unmodified historical cost basis.

Consolidated statement of total recognised gains and losses
for the year ended 31 December

	2003	2002	2001
	£m	£m	£m

Profit/(loss) attributable to ordinary shareholders	43	(404)	46
Unrealised gain on deemed partial disposal of subsidiary undertakings	–	1	11
Unrealised gain on deemed partial disposal of associate	–	12	–
Unrealised gains on disposal of fixed asset investments	–	10	–
Translation differences taken directly to reserves	(113)	(95)	23

Total recognised gains and losses relating to the year	(70)	(476)	80

Reuters Group PLC Annual Review 2003 25

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Summary financial statement continued
Summary consolidated cash flow statement
for the year ended 31 December

	2003	2002	2001
	£m	£m	£m

Net cash inflow from operating activities	429	355	887
Dividends received from associates	3	2	2
Returns on investments and servicing of finance
Interest received	17	20	30
Interest paid	(45)	(58)	(40)
Income from fixed asset investments	–	1	3
Dividends paid to equity minority interests	–	(27)	–

Net cash outflow from returns on investments and servicing of finance	(28)	(64)	(7)
Taxation paid	(33)	(73)	(173)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(131)	(168)	(276)
Sale of tangible fixed assets	13	15	6
Purchase of fixed asset investments	(3)	(80)	(73)
Sale of fixed asset investments	11	22	68

Net cash outflow on capital expenditure and financial investment	(110)	(211)	(275)
Acquisitions and disposals (including joint ventures and associates)	(106)	(6)	(89)
Equity dividends paid	(140)	(139)	(227)

Cash inflow/(outflow) before management of liquid resources and financing	15	(136)	118
Management of liquid resources
Net (increase)/decrease in short-term investments	(99)	378	(448)
Financing
Proceeds from the issue of shares	–	2	16
Net (decrease)/increase in borrowings	(13)	(158)	350

Net cash (outflow)/inflow from financing	(13)	(156)	366

(Decrease)/increase in cash	(97)	86	36

Net cash inflow from operating activities
Operating profit is reconciled to net cash inflow from operating activities as follows:

	2003	2002	2001
	£m	£m	£m

Operating profit/(loss)	126	(144)	302
Depreciation	193	227	246
Amortisation and impairment of goodwill and other intangible assets	121	315	81
(Increase)/decrease in stocks	(1)	2	4
Decrease/(increase) in debtors	316	241	(6)
(Decrease)/increase in creditors	(316)	(314)	254
Loss on disposal of tangible fixed assets	–	1	11
Amounts written (back)/off interests in own shares	(12)	3	12
Other, principally translation differences	2	24	(17)

Net cash inflow from operating activities	429	355	887

26 Reuters Group PLC Annual Review 2003

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Summary consolidated balance sheet
at 31 December

	2003	2002	2001
	£m	£m	£m

Fixed assets	1,266	1,516	1,963
Current assets	1,677	2,008	2,575
Creditors: amounts falling due within one year	(1,766)	(2,198)	(2,709)

Net current liabilities	(89)	(190)	(134)
Total assets less current liabilities	1,177	1,326	1,829
Creditors: amounts falling due after more than one year	(425)	(354)	(344)
Provisions for liabilities and charges	(271)	(245)	(212)

Net assets	481	727	1,273

Capital and reserves
Called-up share capital and share premium	449	449	447
Other reserve	(1,717)	(1,717)	(1,717)
Capital redemption reserve	1	1	1
Profit and loss account reserve	1,553	1,763	2,378

Shareholders’ equity	286	496	1,109
Equity minority interests	195	231	164

Capital employed	481	727	1,273

Post balance sheet events
On 23 January 2004, Reuters entered into a sale and leaseback arrangement in respect of its freehold data centre in Hazelwood, Missouri. The lease term is 20 years. Proceeds from the sale were £23 million.

On 28 January 2004, Reuters sold the freeholds of its current headquarters at 85 Fleet Street and the St. Brides building for approximately £30 million. 85 Fleet Street will be the subject of a short leaseback until Reuters moves to leasehold premises at Canary Wharf in 2005. A charge of £17 million was booked against profits in 2003 in anticipation of losses arising from the disposal of these two properties.

On 3 February 2004, Reuters concluded the sale of 86 million shares in TSI. Total proceeds were approximately £311 million and the net profit on disposal was approximately £155 million. Following the sale, Reuters holding was 17 million shares or 8.8% of TSI’s common stock and as a result Reuters will no longer account for TSI as an associate.

On 19 February 2004, Reuters sold its 98% holding in Tower Group Holding Corp. for a profit of approximately £6 million.

No tax is expected to arise on any of the above transactions.

Independent auditors’ report to the shareholders of Reuters Group PLC
We have examined the summary financial statement, which includes the summary directors’ report and remuneration report, of Reuters Group PLC.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the annual review and summary financial statement in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the annual review with the full annual financial statements, the directors’ report and the remuneration report and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the annual review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

The statement, including the opinion, has been prepared for and only for the company’s shareholders as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board.

Audit opinion
In our opinion the summary financial statement is consistent with the annual financial statements, the directors’ report and the remuneration report of Reuters Group PLC for the year ended 31 December 2003 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
3 March 2004

Reuters Group PLC Annual Review 2003 27

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Information for shareholders
Ordinary shares
Registrar: Lloyds TSB Registrars (see inside back cover) provides a free online service for Reuters Group shareholders which gives direct access to a range of information and practical help. Visit their website www.shareview.co.uk for further information.

Low cost share dealing service: Please contact Cazenove & Co Ltd, Postal Dealing Department, 20 Moorgate, London EC2R 6DA (Tel: (0) 20 7155 5155) for further information.

Dividends
Ordinary shareholders have received the following dividends in respect of each financial year:

		Pence per share

	Interim	Final	Total

1999	3.65	11.00	14.65
2000	3.65	12.35	16.00
2001	3.85	6.15	10.00
2002	3.85	6.15	10.00
2003[1]	3.85	6.15	10.00

1 Proposed. The final dividend in respect of 2003 is payable on 29 April 2004 to holders of ordinary shares on the register at 12 March 2004

American Depositary Shares
Each American Depositary Share (ADS) represents six ordinary shares.

ADS dividends
ADS holders are eligible for all stock dividends or other entitlements accruing on the underlying Reuters Group PLC shares and receive cash dividends in US dollars. Dollar amounts paid to ADS holders depend on the sterling/dollar exchange rate at the time of payment. Dividends are normally paid twice a year. Dividend cheques are mailed directly to the ADS holder on the payment date if the ADSs are registered directly with Reuters US depositary. Dividends on ADSs that are registered with brokers are sent to the brokers, who forward them to ADS holders. Reuters US depositary is JPMorgan Chase Bank (see inside back cover).

ADS holders should be aware that under recently enacted US federal income tax legislation, dividends may be qualified dividend income eligible for a reduced rate of US federal income tax of 15% if the ADS holder meets certain holding period requirements. In general, dividends paid after 30 April 2003 (or after 30 April 2004 for ADS holders that have elected to extend the period of application of the prior US-UK income tax treaty) should no longer be increased by a UK tax refund amount and should not be subject to UK withholding tax.

Fiscal year ended
31 December		Pence per share			Cents per ADS

	Interim	Final	Total	Interim	Final	Total

Dividends in accordance with UK GAAP
1999	3.65	11.00	14.65	35.03	104.15	139.18
2000	3.65	12.35	16.00	31.56	106.44	138.00
2001	3.85	6.15	10.00	33.29	53.56	86.85
2002	3.85	6.15	10.00	36.05	58.46	94.51
2003[1]	3.85	6.15	10.00	36.08

1 Proposed. The final dividend in respect of 2003 is payable on 6 May 2004 to holders of ADSs on the record at 12 March 2004 and will be converted into US dollars from sterling at the rate prevailing on 1 May 2004.

Form 20-F
Reuters Group PLC is subject to the information requirement of the US Securities laws applicable to foreign companies and in accordance files an annual report on Form 20-F, which corresponds to the Form 10-K filed by US-based companies, and other information with the US Securities and Exchange Commission (SEC). Copies of the annual report and Form 20-F are available from the Investor Relations department, Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. Electronic copies can be accessed through the internet on www.about.reuters.com/ar2003 or from the SEC’s EDGAR database via the SEC’s home page: www.sec.gov.

Forward-looking statements

Forward-looking statements
This annual review contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, product releases, the impact of interest rates or exchange rates, anticipated cost savings and synergies and the successful completion of strategic transactions or restructuring programmes are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	Reuters Group’s ability to realise the anticipated benefits of its Fast Forward transformation programme;

•	unfavourable conditions in financial markets;

•	the impact of currency and interest rate fluctuations on Reuters Group’s reported revenue and earnings;

•	difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products;
•	the dependency of Reuters Group on third parties for the provision of certain network and other services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks’ ability to accommodate increased traffic;

•	Reuters Group’s exposure to a decline in the valuation of companies in which it has invested and of its lack of management control over all such companies;

•	changes in the regulatory or competitive environment;

•	adverse governmental action in countries where Reuters conducts reporting activities; and

•	the ability of the Group to realise the benefits of acquisitions.

For additional information, please see ‘Risk factors’ in the Reuters Group PLC annual report and Form 20-F for the year ended 31 December 2003. Copies of the annual report and Form 20-F are available on request from the Investor Relations department, Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ or through the internet at www.about.reuters.com/ar2003. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

28 Reuters Group PLC Annual Review 2003

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Financial diary for 2004	Where to find us

Thursday 15 January	Recurring revenue guidance statement for first quarter 2004 issued

Tuesday 17 February	Results for year 2003 announced

Wednesday 10 March	Ordinary shares go ex-dividend ADSs go ex-dividend

Tuesday 16 March	Annual report and Form 20-F filed with SEC and UKLA and made available on Reuters website

Tuesday 23 March	Annual report/review posted to shareholders

Wednesday 21 April	First quarter trading statement issued

Thursday 22 April	Annual general meeting Time: 11.30 am Venue: Lewis Media Centre Millbank Tower, Millbank London SW1P 4RS

Thursday 29 April	Final dividend for 2003 payable to ordinary shareholders on the register as at 12 March 2004

Thursday 6 May	Final dividend for 2003 payable to ADS holders on the record as at 12 March 2004

Tuesday 27 July	Results for first six months of 2004 announced

Wednesday 28 July	Ordinary shares go ex-dividend ADSs go ex-dividend

Wednesday 1 September	Interim dividend for 2004 payable to ordinary shareholders on the register as at 30 July 2004

Wednesday 8 September	Interim dividend payable to ADS holders on the record as at 30 July 2004

Tuesday 19 October	Third quarter trading statement issued

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and Nasdaq (RTRSY.O)

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and the Chicago Board Options
Exchange list options on
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Pictures on cover:
Front cover from left to right:
Jonny Wilkinson kicks goal.
Reuters/David Gray. Mourner under umbrella. Reuters/Bobby Yip.Saddam statue. Reuters/Goran Tomasevic. Pope and cardinals.
Reuters/Max Rossi. George Bush. Reuters/Jeff Mitchell. Palestinian boy in front of tank. Reuters/Ahmed Jadallah. Back cover from left to right:
Iraqi Shiite men with flags.
Reuters/Yannis Behrakis. Silvio Berlusconi. Reuters/Dylan Martinez. Blue-faced man. Reuters/ Mike Blake.
Arnold Schwarzenegger. Reuters/Blake Sell. Tibetan monks. Reuters/Guang Niu. Tony Blair. Reuters/Toby Melville.

Other pictures:
Richard Lewisohn took the photos of the Chairman (page 1), Tom Glocer (page 3), Jane Platt (page 7), Christopher Hagman (page 9), Graham Albutt (page 11) and Rosemary Martin (page 13).
Page 7: Correspondent Matthew Green reports from Iraq. Reuters. Page 9: Lisa Odlum, Customer Support. Bill Robinson. Page 11: 30 South Colonnade, Reuters London base from 2005. Canary Wharf Group plc. Bangkok Development Operation. Reuters. Page 13: Employee engagement day. Chip East. Nepalese farmer.Reuters/Gopal Chitrakar. Page 15:
Italian industry minister at press conference.
Reuters/Max Rossi.

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